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June 7, 2013

VIA EDGAR

Mr. Michael McTiernan

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Physicians Realty Trust
Registration Statement on Form S-11
Filed May 24, 2013
File No. 333-188862

Dear Mr. McTiernan:

As counsel to Physicians Realty Trust, a Maryland real estate investment trust (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-11 (File No. 333-188862) (the “Registration Statement”), together with certain exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 5, 2013.

For convenience of reference, each Staff comment contained in your June 5, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Ms. Shannon Sobotka, Mr. Kevin Woody and Ms. Folake Ayoola, a courtesy copy of this letter and two courtesy copies of the Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on May 24, 2013. The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 1. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement have the meanings set forth in the Registration Statement. Where noted below, certain information will be provided to the Staff supplementally.

Mr. Michael McTiernan

June 7, 2013

Prospectus Summary, page 1

1.	We note your disclosure that you have classified for accounting purposes as your Predecessor the historical business and operations of four healthcare real estate funds managed by B.C. Ziegler and Company and another subsidiary of the Ziegler Companies, Inc. The Predecessor financial statements included in the filing appear to only include the historical business and operations of the four healthcare real estate funds. Please provide further clarification regarding your disclosure.

RESPONSE: The Company has revised the disclosure on page 1 to clarify that only the four Ziegler Funds constitute the Company’s predecessor for accounting purposes in response to the Staff’s comment.

Distribution Policy, page 50

2.	In your amended filing, please adjust the cash available for distribution table to start with the pro forma GAAP net income for the trailing 12 month period starting from March 31, 2013.

RESPONSE: The Company has revised the disclosure under the heading “Distribution Policy” on page 50 in the Registration Statement to remove references to any specific quarterly or annual distribution rate or amount and the calculations relating to estimated cash available for distribution. At the time of filing of the Registration Statement, the Company had contemplated that it would enter into a series of acquisition transactions prior to commencement of the offering and that these acquisitions would be reflected in the pro forma financial information in the Registration Statement generally and in the Distribution Policy section specifically and the expected cash flows from these acquisition properties would be used to establish the Company’s expected initial annual distribution rate. However, the Company now does not expect to enter into any agreements to acquire any properties prior to completion of the offering and the timing and certainty of acquisitions following completion of the offering is less clear. As a result, the Company does not intend to target a specific initial distribution rate and distributions will be determined by the Company’s board of trustees each quarter depending upon a variety of factors as now disclosed on page 50 in the Registration Statement.

3.	We note your response to comment number 10. Please disclose your basis for including rent from new leases and how you determined that amount. In addition, please tell us what consideration was given to the impact of previous year vacancies and contractual rental concessions in your calculation of the net increase in contractual rental revenues.

RESPONSE: Please see the Company’s response to comment 2 above.

4.	We note your response to comment number 14. We are unable to locate the revised disclosure on page 52 in response to our comment. In your amended filing, please include the requested adjustments and the related calculations and assumptions relating to cash flow from investing activities including tenant improvements, leasing commissions and general improvements or tell us why you believe these adjustments are not appropriate.

RESPONSE: Please see the Company’s response to comment 2 above.

5.	We note your response to comment number 15. We are unable to locate the revised disclosure on page 52 in response to our comment. In your amended filing, please revise the table to specify the estimated cash flows from financing activities including any calculations and assumptions used.

RESPONSE: Please see the Company’s response to comment 2 above.

6.	Please revise the table to specify items included in your cash flows from financing activities.

RESPONSE: Please see the Company’s response to comment 2 above.

Mr. Michael McTiernan

June 7, 2013

Results of Operations, page 62

Three months ended March 31, 2013 compared to the three months ended March 31, 2012

Other revenues, page 62

7.	Please tell us the facts and circumstance and the accounting policy that results in you recording the amortization of tenant improvements into other revenue.

RESPONSE: The Company has re-classified the amount referenced in the Staff’s comment as expense recoveries and has revised the disclosure on page 61 in response to the Staff’s comment.

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

8.	We note your variance explanation relating to expense recoveries refers to the three months ended March 31, 2012 as compared to the three months ended March 31, 2011. Please update this variance explanation to refer to the appropriate period.

RESPONSE: The Company has revised the disclosure on page 62 in response to the Staff’s comment.

Liquidity and Capital Resources, page 64

Commitments – Pre Offering, page 65

9.	We note your response to comment number 23. In your amended filing, please reconcile the principal payments to the total disclosed on page F-25.

RESPONSE: The Company has revised the disclosure on pages 64 and F-25 to correct the information referenced in the Staff’s comment.

Commitments – Post Offering, page 66

10.	In your amended filing, please reconcile the principal payments to the total disclosed in the Indebtedness to be Outstanding After this Offering table.

RESPONSE: The Company has revised the disclosure on page 65 to correct the information referenced in the Staff’s comment.

Unaudited Pro Forma Financial Statements

For the Period Ended March 31, 2013

11.	We note your response to comment number 30. Please disclose whether any of the limited partners or members possess the ability to dismiss the managing partner or member and the circumstance in which they are able to do so. In addition, please provide similar information regarding the entity that owns Arrowhead Commons.

RESPONSE: Pursuant to the terms of the operating agreements of two of the three Ziegler Funds that are organized as limited liability companies, members having more than 75% of the total percentage interests of the members have the right to remove and replace the manager for (a) any fraud or willful misconduct; (b) a breach of fiduciary duty by the manager; (c) a breach of a material term of the operating agreement by the manager; (d) any act outside the scope of the duties and obligations of the manager pursuant to the operating agreement or inconsistent with the purpose of the company as set forth in the operating agreement, where such act has a material adverse effect on the members or the company; (e) any violation of the Delaware limited liability company act, where such violation has a material adverse effect on the members or the company; (f) a breach by the company of any material term of any agreement or requirement relating to the company; or (g) any act or omission not contemplated by the operating agreement that would: (i) violate any federal or state securities laws or (ii) cause the members to be liable for company obligations in excess of their capital contribution obligations. Notwithstanding the foregoing, the members may not remove the manager as a result of any failure or violation described in clauses (c), (d) or (f) above if the failure or violation is waived by the other party to the agreement or is curable and if the manager shall cure such failure or violation within thirty (30) days after

Mr. Michael McTiernan

June 7, 2013

notice from the members, with such cure to include the payment by the manager of any losses or other damages sustained by the company and/or by any of the members of the company.

Pursuant to the terms of the limited partnership agreement of one of the Ziegler Funds that is organized as a limited partnership and the terms of one of the Ziegler Funds that is organized as a limited liability company, the manager or general partner may be removed: (i) by members or limited partners having more than 75% of the total percentage interests of the members or limited partners for any reason; or (ii) by members or limited partners having more than 50% of the total percentage interests of the members or limited partners for (a) any fraud or willful misconduct; (b) a breach of fiduciary duty by the manager or general partner; (c) a breach of a material term of the operating agreement by the manager or general partner; (d) any act outside the scope of the duties and obligations of the manager or general partner pursuant to the operating or partnership agreement or inconsistent with the purpose of the company as set forth in the operating or partnership agreement, where such act has a material adverse effect on the members or limited partners or the company; (e) any violation of the Delaware limited liability company act or limited partnership act, where such violation has a material adverse effect on the members or limited partners or the company; (f) a breach by the company of any material term of any agreement or requirement relating to the company; or (g) any act or omission not contemplated by the operating agreement that would: (i) violate any federal or state securities laws or (ii) cause the members or limited partners to be liable for company obligations in excess of their capital contribution obligations. Notwithstanding the foregoing, the members or limited partners may not remove the manager or general partner as a result of any failure or violation described in clauses (ii)(c), (d) or (f) above if the failure or violation is waived by the other party to the agreement or is curable and if the manager or general partner shall cure such failure or violation within thirty (30) days after notice from the members or limited partners, with such cure to include the payment by the manager or general partner of any losses or other damages sustained by the company and/or by any of the members or limited partners of the company.

Pursuant to the terms of the operating agreement for Ziegler-Arizona 23, LLC, a limited liability company that owns the Arrowhead Commons property, Ziegler Healthcare Real Estate Fund I may only be removed if it acts or fails to act on behalf of the company within the scope of the authority conferred on a managing member by the operating agreement or by law, and such act or omission constituted or entailed willful or wanton misconduct, fraud, bad faith, negligence or gross negligence and them only by the affirmative vote of members holding 50% of the outstanding membership interests. Notwithstanding the foregoing, the members may not remove Ziegler Healthcare Real Estate Fund I as the managing member at any time during which Ziegler Healthcare Real Estate Fund I or any of its affiliates has any recourse obligation or other liability in connection with loans made to the company or any other indebtedness of the company unless and until the other member has assumed such recourse obligation or t other liabilities, any and all lenders have consented to such assumption and Ziegler Healthcare Real Estate Fund I and/or its affiliates have been fully and finally released from such recourse obligations and other liabilities.

Consolidated Pro Forma Income Statement, pages F-4 and F-5

12.	In your amended filing please remove discontinued operations attributable to common shareholders earnings per share basic and diluted.

RESPONSE: The Company has deleted discontinued operations attributable to common shareholders earnings per share basic and diluted on pages F-4 and F-5 in the pro forma financial presentation in response to the Staff’s comment.

Notes to Unaudited Pro Forma Financial Statements

13.	In your amended filing, please update the dates in the footnotes as appropriate for the inclusion of revised financial statements information.

RESPONSE: The Company has revised the disclosure on pages F-6 and F-7 in response to the Staff’s comment.

Mr. Michael McTiernan

June 7, 2013

2. Adjustments to the Pro Forma Consolidated Statements of Operations, page F-6

Footnote EE, page F-6

14.	We note your response to comment number 33. We will continue to monitor the amended filings for the inclusion of the exhibits relating to the equity incentive plan award agreements referred to in your response.

RESPONSE: The Company acknowledges the Staff’s comments and notes that it intends to make an exhibit only filing the week of June 10, 2013, including the 2013 Equity Incentive Plan and the form of restricted shares award agreement referenced in the Staff’s comment, and will file any remaining exhibits with future pre-effective amendments to the Registration Statement.

Footnote GG, page F-7

15.	We note your response to comment number 34. We will continue to monitor your disclosure in amended filings related to your anticipated credit facility.

RESPONSE: The Company acknowledges the Staff’s comment.

Financial Statements – Ziegler Healthcare Real Estate Funds

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation, page F-19

16.	We have reviewed your response to comment number 38. Please provide additional information as to how you accounted for this transaction including what accounts were affected at the time you entered into the agreement and what is the proposed future accounting over the life of the ten year lease, if any. Please provide to us the relevant sections of the agreement and cite any accounting literature relied upon by management.

RESPONSE: The Company advises the Staff that the transaction was accounted for as a nonmonetary transaction under ASC 845-10-30-1. The Company will supplementally provide the Staff with copies of the documents referenced below. On August 1, 2011, Fund I transferred a 50% ownership interest in Arrowhead Commons to an unrelated third party and current lessee of the property (see Amended and Restated Operating Agreement for Ziegler-Arizona 23, LLC, specifically Section 4.7 and Exhibit B), in exchange for the execution of a 10-year lease (see Amended and Restated Office Lease, specifically sections 1.5 and 1.7). Management used a 7.75% capitalization rate and net operating income of approximately $302,000 to ascertain that the gross value of the property on the date of the transaction was $3,900,000. This gross value was reduced by the property’s outstanding mortgage debt of approximately $2,500,000, to yield a property net equity value of approximately $1,400,000. Therefore, 50% of the net equity in Arrowhead Commons approximated $700,000 on the transaction date. The net present value of the tenant lease on the date of the transaction was estimated to be approximately $1,400,000 based on future monthly gross lease payments for the ten-year term of the lease of approximately $2,200,000 using a 7.75% discount rate. Therefore, 50% of the net present value of the lease approximated $700,000 on the date of the transaction equivalent to the value of a 50% interest in the property, and thus, no gain or loss was recorded on the transaction. Fund I reclassified 50% of the existing equity in Arrowhead Commons as of the transaction date to noncontrolling interest.

Draft Tax Opinion

17.	Please revise to clarify that your reliance on the Officer’s Certificate is limited to factual matters. In addition, the last paragraph appears to limit investor reliance on the opinion. Please revise to remove this limitation.

RESPONSE: The Company’s tax counsel has revised the form of tax opinion in response to the Staff’s comment and the Company will supplementally provide the Staff with a copy of the revised form of opinion.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8638.

Very truly yours,

/s/ David C. Wright

David C. Wright

cc:	Ms. Shannon Sobotka
Mr. Kevin Woody
Ms. Folake Ayoola
Mr. John T. Thomas
Wayne B. Boberg, Esq.